Exhibit 99.1

Vimicro International Receives Large Order for a SVAC Solution Deployment in Baoding City, Hebei Province

BEIJING, China — December 10, 2013 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video processing IC and surveillance solution provider, today announced that its subsidiary Shanxi Zhongtianxin Science and Technology Co., Ltd. has received an order for a SVAC (Surveillance Video and Audio Coding)-based technology solution, valued at nearly USD $41 million, of which Vimicro will receive approximately $16 million.

The subsidiary received the order from the Baoding Public Security Bureau for a city-wide SVAC-based surveillance network project in Baoding city in Hebei province. The network is being installed for security, surveillance, and traffic monitoring. The system will be comprised of several thousand video surveillance stations, and the project represents the first phase of a multiyear deployment and includes equipment and installation. Deployment will commence in the fourth quarter of 2013.

The project will feature SVAC technology, which is a core standard for video surveillance in China, co-developed by Vimicro and the Ministry of Public Security, along with contributions from more than 40 scientific research institutes, universities, and security-industry companies.  For the past two years, Vimicro has installed many SVAC test sites across China and recently completed a successful field-trial of the SVAC standard.

“We are pleased to receive this large SVAC solution order from Baoding City, which represents our first major deployment in Hebei province,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer.  “This order marks the continuing acceptance of SVAC and validation of Vimicro’s capabilities as we expand throughout China.”

Update to Business Outlook

In the fourth quarter of 2013, the Company expects revenues of $3.5 to $4.5 million for its PC and notebook image processor business line.  For the surveillance products business line, the Company expects to report at least $9 to $11 million of revenue from completed projects and expects to report additional revenue from several new orders with a total value of approximately $20 million currently being executed over the next couple of quarters.  This figure includes the contributions from the Baoding City contract, the contract in Tekes County in the Xinjiang Uighur Autonomous Region, and one other contract.

About Vimicro International Corporation

Vimicro International Corporation is a leading video processing IC and surveillance solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance applications. Vimicro has aggressively entered the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Company Contact: Vimicro International Corporation Mr. David Zhang, Legal Manager Phone: +86 (10) 6894 8888 ext. 7563 E-mail: zhangxiaowei@vimicro.com www.vimicro.com	Investor Contact: Vimicro International Corporation Mr. John Harmon, CFA, VP of Finance Phone: +86 186 1151 1730 (Beijing) E-mail: john.harmon@vimicro.com